GKN PLC

[redacted]

06013993

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

26 May 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 1 2006
WASH. D.C. 160 SECTION

Dear Sirs,

New GKN PLC

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on May 25th.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Yours faithfully,

S. DeRitter

Sandie De Ritter

Encs

dlw 6/2

Regulatory Announcement

EXEMPTION NO.
82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:31 25-May-06
Number	PRNUK-2505

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 25 May 2006 it purchased 400,000 of its ordinary shares at a price of 276.17p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 32,341,850 of its ordinary shares in Treasury and has a total of 708,298,425 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

25 May 2006

END

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